Charles J. Bair
+1 858 550 6142
cbair@cooley.com

September 3, 2020
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:     Deanna Virginio and Tim Buchmiller
Re:    Kronos Bio, Inc.
Draft Registration Statement on Form S-1
Submitted July 31, 2020
CIK No. 0001741830
Ladies and Gentlemen:
On behalf of Kronos Bio, Inc. (“Kronos” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated August 27, 2020 (the “Comment Letter”), relating to the above referenced confidential Draft Registration Statement on Form S-1 (the “DRS”).
In response to the Comments, the Company has revised the DRS and is confidentially submitting an amendment to the DRS (the “Amended DRS”) with this response letter.
For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Amended DRS.
Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1
1.We note several discovery programs included in your pipeline table. Given the early-stage development of these programs, please provide us with your analysis as to why you believe each of these programs is sufficiently material to your business to warrant inclusion in your pipeline table.
Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 to 2 of the Amended DRS and throughout the Amended DRS where the Company’s pipeline chart (the “Pipeline Table”) appears to remove its discovery programs from the Pipeline Table, and, similar to several other recently public clinical-stage biopharmaceutical companies, has included a separate chart summarizing the Company’s discovery programs (the “Discovery Program Table”). The Company believes that it is appropriate to include the Discovery Program Table separate from the Pipeline Table as these discovery programs are relevant to an investor’s understanding of the Company’s longer term strategy and approach, including the potential for, and types of, additional development programs that may result from the Company’s discovery efforts utilizing its proprietary product engine. To that end, the Company previously included
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U.S. Securities and Exchange Commission
September 3, 2020

detailed disclosure regarding its discovery programs in the Business Section of the DRS, which is also included on pages 130 to 131 of the Amended DRS.

2.Please revise your Pipeline table to present Phase 1 and Phase 2 trials in separate columns or provide us with your analysis as to why you believe the current presentation is appropriate. Please revise the heading in the sixth column to read "Phase 3 Trial" instead of "Registrational Trial."
Response: In response to the Staff’s comment, the Company has revised the Pipeline Table as requested on pages 1 to 2 of the Amended DRS and throughout the Amended DRS where the Pipeline Table appears.
3.We note your disclosure on page 3 that you are currently in the process of completing IND-enabling studies with respect to KB-0742. However, your pipeline table suggests that you have already completed the IND-enabling studies. Please shorten the arrow for KB-0742 as appropriate to illustrate how far along you are in the IND-enabling studies.
Response: In response to the Staff’s comment, the Company has revised the Pipeline Table as requested on pages 1 to 2 of the Amended DRS and throughout the Amended DRS where the Pipeline Table appears, and has included updated disclosure regarding the Company’s progress towards an IND submission for KB-0742 on page 1 of the Amended DRS and throughout the Amended DRS where applicable.
SYK Program: ENTO and LANRA, page 2
4.Please revise to limit the discussion of clinical trial results in your prospectus summary to the endpoints of the trial and whether they were met. For example, we note you characterize your Phase 1b/2 clinical trial results as revealing "encouraging complete response (CR) rates and overall survival."
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 3 of the Amended DRS and throughout the Amended DRS where applicable to include a discussion of the endpoints of the relevant arm of the trial and whether they were met, and to clarify that the Company performed a retrospective analysis of the applicable complete response rates to inform its development decision with respect to ENTO.
5.We note that, following feedback from regulatory agencies, you plan to directly proceed to a registrational Phase 2/3 clinical trial of ENTO in combination with IC. Please expand your disclosure to state that you have not yet discussed with the FDA the potential of your Phase 2/3 clinical trial to serve as a registrational trial, as you state on page 20.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 3 of the Amended DRS and throughout the Amended DRS where applicable.
Risks Associated with our Business, page 5
6.Please revise your bullet point regarding companion diagnostics to explain that they will need to be approved by the FDA as medical devices, as you explain on page 24.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 7 of the Amended DRS and throughout the Amended DRS where applicable.
Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
September 3, 2020

Implications of Being an Emerging Growth Company, page 7
7.Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Response: The Company acknowledges the Staff’s comment and will supplementally provide the Staff with copies of any such written communications.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Use of Estimates
Determination of Fair Value of Common Stock, page 100
8.Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Response: The Company acknowledges the Staff’s comment and will supplementally provide the requested analysis prior to the filing and circulation of a preliminary prospectus once an estimated offering range is available.
Prior Development of ENTO, page 114
9.We note your reference on page 115 to adverse events Grade 3 or greater. Please revise to disclose the definition of an adverse event Grade 3 or greater. To the extent a serious adverse event has occurred, please clearly disclose the event and the number of affected patients.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 121 of the Amended DRS.
10.Please remove your statement that the "safety results were considered acceptable" as safety is a determinations that is solely within the authority of the FDA or similar foreign regulators. You may state that your product candidate is well tolerated, if true.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 121 of the Amended DRS.
Therapeutic Rationale and Clinical Data in HOX/MEIS-High AML, page 115
11.Please expand your disclosure to provide a brief narrative discussion of the data presented in the graphs at the top of page 116.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 121 of the Amended DRS.
12.We note your disclosure that "sensitivity to ENTO correlated, with high statistical significance, with the presence of NPM1 mutations alone or in combination with FLT3 or DNMT3A mutations."
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U.S. Securities and Exchange Commission
September 3, 2020

Please disclose the p-value used to measure statistical significance. Please also label the horizontal axis with the appropriate unit of measure in the graphic at the top of page 117.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 122 to 123 of the Amended DRS.
13.We note your disclosure of CR rates for patients enrolled in Arm A. Please clarify whether CR was measured in MLL-r subjects and NPM1 mutation subjects in Arm B. If so, please revise to include a discussion of such results. Please clarify whether the data observed in Arm B and C of the Phase 1b/2 clinical trial was considered statistically significant.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 123 to 124 of the Amended DRS.
14.Please disclose the basis for your statement that "the high HOX/MEIS patients also experienced superior overall survival."
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on pages 123 to 124 of the Amended DRS.
CDK9 Inhibitor Product Candidate: KB-0742, page 119
15.We note your disclosure that you believe KB-0742 may possess "best-in-class" selectivity for CDK9. This term suggests that the product candidate is effective and likely to be approved. Please delete these references throughout your registration statement. If your use of this term was intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, if applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 126 of the Amended DRS and throughout the Amended DRS where applicable.
Intellectual Property, page 128
16.We note your disclosure that your ENTO and LARNA patent portfolio includes additional foreign patents and patent applications. Please disclose the foreign countries in which you have foreign patents, the type of patents and the term.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 135 of the Amended DRS.
Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
September 3, 2020

Family Relationships and Other Arrangements, page 147
17.We note that two directors have the same surname. If applicable, state the nature of any family relationship between any director, executive officer, or person nominated or chosen to become a director or executive officer. See Item 401(d) of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised its disclosure as requested on page 153 of the Amended DRS.
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Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission
September 3, 2020

The Company respectfully requests the Staff’s assistance in completing the review of the Amended DRS as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please contact me at (858) 550-6142 or Charles S. Kim of Cooley LLP at (858) 550-6049 with any questions or further comments regarding our responses to the Comments.

Sincerely,

/s/ Charles J. Bair
Charles J. Bair
Cooley LLP
cc:     Norbert Bischofberger, Ph.D., Kronos Bio, Inc.
Charles S. Kim, Cooley LLP
Chadwick L. Mills, Cooley LLP
Asa M. Henin, Cooley LLP
Brian J. Cuneo, Latham & Watkins LLP
Phillip S. Stoup, Latham & Watkins LLP
Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909
t: (858) 550-6000 f: (858) 550-6420 cooley.com